FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, December 10, 2004, Series 2004-AR4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

04051911

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 13, 2004

NOMURA ASSET ACCEPTANCE CORPORATION

By: ______________________

Name: N. Dante LaRocca

Title: Authorized Signatory

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corportation,

Alternative Loan Trust, Series 2004-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated December 1, 2004 scheduled balances and is indicative only. It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

Groups I - III

TEMP	Loan Count	Scheduled Balance	% of Scheduled Balance	Non-Zero Credit Score	LTV
LTV <= 80	1,469	$ 411,644,509.24	90.26	697	75.62
LTV > 80 with MI	151	$ 29,214,850.08	6.41	691	91.09
LTV > 80 - <= 81 without MI	55	$ 9,775,001.50	2.14	700	80.11
LTV > 81 without MI	20	$ 5,455,060.59	1.20	665	89.19
Total:	**1,695**	**$ 456,089,421.41**	**100.00**	**696**	**76.87**

Nomura Asset Acceptance Corportation,

Alternative Loan Trust, Series 2004-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated December 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

Groups I - III

Document	Purpose	Loan Count	Scheduled Balance	% of Scheduled Balance	Average Scheduled Balance	% 2-4 Family	% Manufacuted Housing	% Occupancy Status	% Sim. Seconds	WAC	Non-Zero Credit Score	Non-Zero DTI	LTV
Full	Cash Out/ Equity Refi	42	$ 11,993,604.08	2.63	$ 285,562.00	12.50	-	96.10	25.20	5.677	682	37.89	73.47
	Purchase	325	$ 66,905,256.34	14.67	$ 205,862.33	37.20	-	55.90	79.10	5.982	708	38.80	79.45
	Rate/Term Refi	45	$ 10,151,154.33	2.23	$ 225,581.21	8.40	-	79.60	36.70	5.399	696	39.01	75.81
Total:		412	$ 89,050,014.75	19.52	$ 216,140.81	30.60	-	64.00	67.00	5.874	703	38.70	78.23
Reduced	Cash Out/ Equity Refi	83	$ 29,308,555.34	6.43	$ 353,115.12	11.80	-	80.20	35.30	6.198	676	36.69	72.19
	Purchase	420	$ 116,187,244.26	25.47	$ 276,636.30	17.00	-	69.50	79.70	6.456	702	37.93	77.51
	Rate/Term Refi	27	$ 8,612,425.16	1.89	$ 318,978.71	6.10	-	94.40	33.40	6.155	676	36.97	72.72
Total:		530	$ 154,108,224.76	33.79	$ 290,770.24	15.40	-	72.90	68.70	6.390	695	37.64	76.23
No Ratio	Cash Out/ Equity Refi	28	$ 12,499,595.46	2.74	$ 446,414.12	27.20	-	74.70	29.60	6.290	678	-	68.17
	Purchase	207	$ 63,064,700.87	13.83	$ 304,660.39	26.90	-	69.10	80.80	6.605	695	-	78.74
	Rate/Term Refi	8	$ 4,114,465.08	0.90	$ 514,308.14	7.20	-	100.00	20.40	5.971	686	-	68.94
Total:		243	$ 79,678,761.41	17.47	$ 327,896.14	25.90	-	71.50	69.70	6.523	691	-	76.58
Stated	Cash Out/ Equity Refi	40	$ 12,193,699.51	2.67	$ 304,842.49	11.30	-	86.80	21.70	6.334	675	39.51	75.44
	Purchase	177	$ 42,277,626.33	9.27	$ 238,856.65	23.50	-	76.50	67.10	6.574	693	37.46	80.16
	Rate/Term Refi	22	$ 5,747,597.08	1.26	$ 261,254.41	-	-	93.30	47.30	5.798	691	40.63	76.70
Total:		239	$ 60,218,922.92	13.20	$ 251,962.02	18.80	-	80.20	56.00	6.451	689	38.19	78.88
None (NINA)	Cash Out/ Equity Refi	73	$ 19,366,453.17	4.25	$ 265,293.88	19.20	-	91.20	15.20	6.547	692	-	69.25
	Purchase	181	$ 49,123,349.25	10.77	$ 271,399.72	18.30	-	82.90	46.80	6.702	704	-	78.04
	Rate/Term Refi	17	$ 4,543,695.15	1.00	$ 267,276.19	28.20	-	74.90	39.80	6.028	708	-	70.40
Total:		271	$ 73,033,497.57	16.01	$ 269,496.30	19.20	-	84.60	38.00	6.619	701	-	75.23
Grand Total:		**1,695**	**$ 456,089,421.41**	**100.00**	**$ 269,079.30**	**21.30**	**-**	**73.80**	**61.90**	**6.357**	**696**	**38.06**	**76.87**

Nomura Asset Acceptance Corportation, Alternative Loan Trust, Series 2004-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated December 1, 2004 scheduled balances and is indicative only. It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

Groups I - III

Interest Only Loans Only						
Credit Score	**Loan Count**		**Scheduled Balance**	**% of Scheduled Balance**	**Non-Zero Credit Score**	**LTV**
No Score Available	2	$	484,600.00	0.16	0	77.37
601 - 620	8	$	4,311,750.00	1.44	618	73.45
621 - 640	75	$	20,519,106.41	6.83	631	77.35
641 - 660	157	$	47,609,674.00	15.85	651	75.70
661 - 680	163	$	48,652,284.22	16.19	671	75.84
681 - 700	165	$	45,685,279.88	15.21	691	76.09
701 - 720	146	$	37,366,547.41	12.44	709	77.20
721 - 740	129	$	32,487,434.27	10.81	730	76.18
741 - 760	101	$	26,786,171.67	8.92	751	77.83
761 - 780	74	$	23,973,357.26	7.98	769	73.79
781 - 800	42	$	11,538,319.14	3.84	789	75.63
801 >=	4	$	1,010,800.00	0.34	807	80.00
Total:	**1,066**	**$**	**300,425,324.26**	**100.00**	**699**	**76.15**

Nomura Asset Acceptance Corportation,

Alternative Loan Trust, Series 2004-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated December 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

Groups I - III

LTV	Loan Count	Scheduled Balance	% of Scheduled Balance	WAC	Avg. Sched. Balance	Non-Zero Credit Score	CLTV	Non-Zero DTI	% Full Doc	% Reduced Doc	% No Ratio	% Stated Doc	% NINA Doc	% Owner Occ	% 2nd Home	% Investor
<= 50.00	29	$ 9,019,191.38	1.98	5.934	$ 311,006.60	712	45.12	34.39	20.0	15.7	20.5	1.0	42.7	89.0	-	11.0
50.01 - 55.00	14	$ 4,911,733.95	1.08	5.676	$ 350,838.14	709	56.36	34.47	-	32.9	10.2	20.2	36.7	71.6	17.3	11.1
55.01 - 60.00	27	$ 10,027,516.62	2.20	5.983	$ 371,389.50	686	63.54	36.73	9.1	21.5	14.0	15.9	39.5	60.9	18.1	21.0
60.01 - 65.00	33	$ 15,866,360.44	3.48	5.803	$ 480,798.80	681	69.27	41.44	13.4	31.5	29.9	6.0	19.2	82.7	9.4	8.0
65.01 - 70.00	130	$ 46,776,260.30	10.26	6.073	$ 359,817.39	693	82.01	39.91	8.1	52.6	15.6	9.5	14.1	73.5	5.4	21.0
70.01 - 75.00	141	$ 53,148,700.96	11.65	6.495	$ 376,941.14	693	87.03	36.61	19.2	47.0	14.5	7.4	11.9	77.5	1.8	20.7
75.01 - 80.00	1,095	$ 271,894,745.59	59.61	6.416	$ 248,305.70	699	92.13	38.22	21.8	30.3	18.8	14.8	14.3	72.4	3.0	24.6
80.01 - 85.00	78	$ 14,630,720.26	3.21	6.268	$ 187,573.34	693	92.88	37.45	34.7	35.8	15.7	7.9	6.0	71.3	1.8	26.9
85.01 - 90.00	88	$ 17,599,926.33	3.86	6.538	$ 199,999.16	687	89.97	35.29	18.9	26.5	14.2	20.2	20.2	67.4	8.4	24.2
90.01 - 95.00	51	$ 10,795,563.02	2.37	7.117	$ 211,677.71	689	94.43	38.47	16.4	18.0	3.0	25.9	36.7	88.5	1.8	9.7
95.01 - 100.00	9	$ 1,418,702.56	0.31	6.203	$ 157,633.62	696	97.99	41.10	44.8	-	-	35.4	19.8	100.0	-	-
Total:	**1,695**	**$ 456,089,421.41**	**100.00**	**6.357**	**$ 269,079.30**	**696**	**87.77**	**38.06**	**19.5**	**33.8**	**17.5**	**13.2**	**16.0**	**73.8**	**3.9**	**22.3**

Nomura Asset Acceptance Corportation,

Alternative Loan Trust, Series 2004-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated December 1, 2004 scheduled balances and is indicative only. It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

Groups I - III

Document Type	Loan Count	Scheduled Balance	% of Scheduled Balance	Non-Zero Credit Score	LTV
Full Doc	412	$ 89,050,014.75	19.52	703	78.23
Reduced Doc	530	$ 154,108,224.76	33.79	695	76.23
No Ratio	243	$ 79,678,761.41	17.47	691	76.58
Stated/Stated	239	$ 60,218,922.92	13.20	689	78.88
No Doc (NINA)	271	$ 73,033,497.57	16.01	701	75.23
Total:	**1,695**	**$ 456,089,421.41**	**100.00**	**696**	**76.87**

Nomura Asset Acceptance Corportation,

Alternative Loan Trust, Series 2004-AR4

Issuer

Nomura Asset Acceptance Corporation

Depositor

GMAC Mortgage Corporation

Servicer

The collateral information contained herein reflects the anticipated December 1, 2004 scheduled balances and is indicative only.
It is anticipated that the aggregate mortgage loan principal balance as of the closing date will be different that shown below.

Groups I - III

Investor Loans Only					
LTV	Loan Count	Scheduled Balance	% of Scheduled Balance	Non-Zero Credit Score	LTV
<= 50.00	4	$ 994,218.59	0.98	770	39.24
50.01 - 55.00	3	$ 546,763.89	0.54	704	54.19
55.01 - 60.00	7	$ 2,105,259.06	2.07	675	59.06
60.01 - 65.00	6	$ 1,262,448.12	1.24	716	64.27
65.01 - 70.00	35	$ 9,831,248.18	9.65	699	69.46
70.01 - 75.00	48	$ 11,022,649.63	10.82	699	74.48
75.01 - 80.00	343	$ 66,819,570.93	65.61	716	79.80
80.01 - 85.00	27	$ 3,942,147.01	3.87	715	81.27
85.01 - 90.00	34	$ 4,262,670.06	4.19	694	89.90
90.01 - 95.00	7	$ 1,049,127.97	1.03	719	94.91
Total:	**514**	**$ 101,836,103.44**	**100.00**	**711**	**77.71**